Exhibit 3.27
MANAGEMENT SERVICES AGREEMENT
This Management Services Agreement made as of the 1st day of January, 2008.
BETWEEN:
OLYMPUS PACIFIC MINERALS INC., a Canadian company having its head office at 10 King Street East, Suite 500, Toronto, Ontario M5C IC3, Canada

(the “Company”)
OF THE FIRST PART
AND:
ACTION MANAGEMENT LTD, a Fijian company having its registered office at 39 Naranji Street, Suva, Fiji

(the “Consultant”)
OF THE SECOND PART
BACKGROUND:
A.	At the request of the Company the Consultant has agreed to provide a manager (“Manager”) for the Company as may be required by the Company for the proper management and advancement of the Company’s business, upon the terms and conditions set out below.
WHEREAS:
A.	The Company wishes to engage the services of the Consultant as set out in Schedule “A” on the terms and conditions of this Agreement.

B.	The Consultant represents that it possesses the necessary expertise to provide management and consulting services and shall be responsible for the employment or engagement of the Manager to be made available to the Company for the purposes of providing the services pursuant to this Agreement and unless otherwise agreed shall pay all remuneration payable to the Manager and keep all records in relation to such personnel and make all deductions from the remuneration as required by law. The Company shall have the right to approve the Manager made available to it (such approval not to be unreasonably withheld).

C.	At the request of the Company, the Consultant has agreed to initially provide the services of its employee for the position of Manager as provided in Schedule “A”. Should the Consultant wish to replace the above referenced employee of the Consultant with another employee of the Consultant it can only do so with the prior written approval of the Company.

D.	The Consultant and the Company have agreed to enter into this Agreement to ensure that the Consultant will continue to provide services to the Company and further to evidence the fees and other benefits to be received by the Consultant in respect to such services.
          NOW THEREFORE, in consideration of the mutual covenants and premises herein contained, in consideration of the Consultant continuing to provide its services to the Company, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the parties) the Consultant and the Company hereby agree as follows:
1.	Interpretation and Schedules

1.1	Interpretation
For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:
(a)	“affiliate” and “associate” have the meanings given to them by the Canada Business Corporations Act;

(b)	“Board” means the Board of Directors of the Company;

(c)	“Agreement” means this management services agreement as from time to time supplemented or amended by one or more agreements entered into pursuant to the applicable provisions hereof;

(d)	the words “herein”, “hereof’ and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular paragraph, subparagraph or other subdivision;

(e)	the words “Set Objectives” refers to the corporate and operational objectives mutually set and agreed to by the Board and the Consultant;

(f)	“Term” means the period of the engagement of the Consultant as set out in Schedule “A”;

(g)	all references to currency shall mean the currency as set out in Schedule “B”;

(h)	a reference to an entity includes any entity that is a successor to such entity;

(i)	the headings are for convenience only and are not intended as a guide to interpretation of this Agreement or any portion hereof; and

(j)	a reference to a statute includes all regulations made pursuant thereto, all amendments to the statute or regulations in force from time to time, and any statute or regulation which supplements or supersedes such statute or regulations.
1.2	Schedules
          The following are the Schedules attached to and incorporated in this Agreement by reference and deemed to be a part hereof:
          Schedule “A” — Responsibilities and Engagement of the Consultant and Manager
          Schedule “B” — Fee Schedule and Criteria for Bonus
2.	Engagement
(a)	The Company hereby engages the Consultant for the Term to provide the Manager to assume the position set out in Schedule “A” and the Consultant hereby accepts such engagement by the Company upon and subject to the terms and conditions hereinafter set forth.

(b)	Such engagement will commence on the date of this Agreement and will continue until the expiry of the Term or until terminated as hereinafter provided.

(c)	The Consultant’s responsibilities, duties and authority shall be as provided in Schedule “A”.

(d)	The Consultant shall be present at and perform its duties at such location, or locations, set out in Schedule “A” and as mutually agreed upon between the Consultant and the Company, but, recognizing that the position will require a considerable level of travel, the Consultant shall be present at and perform its duties in other jurisdictions with such frequency and for such duration as is reasonably necessary for the proper and timely performance of the Consultant’s duties hereunder, provided that:
(i)	the Consultant must first provide its consent to any relocation for a term of greater than three (3) months; and

(ii)	the Consultant cannot be required to be on the road traveling for the Company on business more than sixty (60) calendar days in any one year.
(e)	The Manager shall devote so much of its time to the business and affairs of the Company as provided in Schedule “A” and as mutually agreed upon between the

Consultant and the Company and shall well and conscientiously serve the Company and use its best efforts to promote the interests of the Company during the continuation of its services hereunder. Provided that there is no conflict with the Manager’s obligations pursuant to this Agreement, with prior notice to and the consent of the Chairman of the Board, the Manager may act as a director for other corporations and organizations.
(f)	The Consultant will perform all services on behalf of the Company hereunder as an independent contractor, and neither the Consultant nor Manager will be considered for any reason to be a partner, employee or servant of the Company or, except to the extent expressly permitted hereunder, an agent of the Company. To the extent necessary to permit the Consultant to perform the services required hereunder, the Company will provide evidence of the authority of the Manager or its representatives as agent for the Company hereunder.

(g)	In the event that any person, or any person and its affiliates, as such terms are defined in the Canada Business Corporations Act (the “CBCA”), begins a tender or exchange offer, circulates a proxy to shareholders or takes other steps to effect a takeover of the control of the Company, the Consultant agrees that the Manager will not voluntarily leave the employ of the Consultant, and will render services to the Company in accordance with its position and in the best interests of the shareholders, until such person has abandoned or terminated efforts to effect a takeover of control of the Company or until such takeover of control of the Company has occurred. For purposes of this Agreement, takeover of control shall be evidenced by (i) the acquisition by any person, or by any person and its affiliates, as such terms are defined in the CBCA, and whether directly or indirectly, of common shares of the Company which, when added to all other common shares of the Company at the time held by such person and its affiliates, totals for the first time 50% or more of the outstanding common shares of the Company (ii) the removal, by extraordinary resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company, or the election of a majority of directors to the Company’s board who were not nominees of the Company’s incumbent board at the time immediately preceding such election; or (iii) consummation of a sale of all or substantially all of the assets of the Company, or the consummation of a reorganization, merger or other transaction which has substantially the same effect, except where such sale or transaction is for the purpose of financing the construction of a mine (a “Takeover of Control”).

(h)	As used herein voluntary termination by the Consultant of its engagement with the Company for “Good Cause” means termination after a Takeover of Control of the Company following the occurrence of one of the following events without the Consultant’s express written consent:
(i)	without the written agreement of the Consultant, the nature of the duties, requirements and arrangements of the Consultant are substantially changed from those set out in Schedule “A” such that the nature of the work that is required to be performed is not work which is consistent with the work ordinarily required to be performed for a position similar to that assumed by the Manager as set out in Schedule “A” for a publicly listed mining company;

(ii)	a reduction by the Company in the Consultant’s base compensation set out in Schedule “B” as in effect immediately prior to the Takeover of Control;

(iii)	a change in the principal executive office of the Company to a location more than fifty (50) kilometres from the location of the principal executive office of the Company immediately prior to the Takeover of Control;

(iv)	the requirement by the Company that the Consultant be based anywhere other than within a fifty (50) kilometre radius of his location immediately prior to the Takeover of Control, except substantially consistent with the Consultant’s business travel obligations immediately prior to the Takeover of Control; or

(v)	the failure by the Company to continue in effect, or a change of the Consultant’s or the Manager’s participation in benefits under any bonus or incentive compensation or benefit plan, any stock ownership, stock purchase, stock option or other equity incentive plan, any life, health, accident, disability or similar plan providing welfare benefits or any plan or program of fringe benefits in which the Consultant or the Manager are participating immediately prior to a Takeover of Control (the “Existing Plans”), the effect of which would be to materially reduce the total value, in the aggregate, of the Consultant’s or the Manager’s benefits under all the Existing Plans and all amendments thereto and plans substituted therefore, as compared to the Consultant’s or the Manager’s benefits under the Existing Plans as they existed immediately prior to the takeover of control, or the failure by the Company to provide the Consultant or the Manager with the number of paid vacation days to which the Consultant or the Manager is entitled in accordance with the Company’s general vacation policy in effect immediately prior to the Takeover of Control.
3.	Fees
(a)	The Consultant will be paid an annual fee as provided in Schedule “B”.

(b)	The Consultant acknowledges that all taxes and other charges arising in relation to the remuneration of the Consultant are the responsibility of the Consultant. The Consultant agrees and indemnifies the Company against any such taxes or other charges arising under this Agreement. Income taxes payable by the Consultant or Manager in any jurisdiction in which the Consultant or Manager is required to pay income taxes are the sole responsibility of the Consultant or Manager, as applicable, and not the responsibility of the Company. If the location or locations that the Consultant or Manager performs its duties, as set out in Schedule “A”, is outside of Canada, the Company will deduct and pay income tax as directed by the Consultant or Manager. The Company will make the deductions required by law prior to payment with details provided to the Consultant per payment and per annum.

(c)	The Consultant shall be solely responsible, as an independent contractor, for complying with all applicable laws, rules and regulations, including, if applicable, without limitation the requirements of the Income Tax Act (Canada), the Employment Insurance Act (Canada) and the Canada Pension Plan Act or similar legislation in other jurisdictions. The Consultant shall be responsible for deducting all applicable federal and provincial income taxes, Canada Pension Plan deductions and Employment Insurance premiums on any remuneration provided by the Company to the Consultant and for remitting same, if applicable, to Canada Revenue Agency or such other governmental authorities as prescribed by law.

(d)	In addition to the foregoing, the Company will reimburse the Consultant in accordance with Schedule “B” for expenses incurred in connection with the business of the Company and any of its subsidiaries.

(e)	The Consultant shall submit bills and vouchers reasonably satisfactory to the Board supporting all requests for reimbursement hereunder.

(f)	For so long as the Consultant continues to provide services to the Company pursuant to this Agreement, an incentive bonus will be awarded to the Consultant at the discretion of the Board or a committee of the Board following performance reviews as provided in Schedule “B”.

(g)	Nothing herein will disentitle the Consultant from participating in any profit sharing or bonus program, pension, stock option, stock purchase, stock appreciation, and health or medical insurance, or other benefit plans or retirement rights from time to time established by the Company and to which executives of the Company or any of its subsidiaries or affiliates are from time to time entitled. As a term of its engagement, the Manager will be enrolled in the Company’s benefit plans and stock option plan effective the date of the signing of this Agreement.

(h)	If the Manager dies during the Term of this Agreement all options which have been granted to that date will vest and become exercisable pursuant to Schedule “B”.
4.	Annual Commitment

Excluding field breaks as specified in Schedule “B”, during the Term of this Agreement the Consultant agrees to provide the services of the Manager for forty-eight (48) weeks in each year to be mutually agreed between the Company and the Consultant. If the

Manager works for more than forty-eight (48) weeks in any calendar year, the Consultant may at its sole discretion accept on behalf of the Manager a cash payout equal to the fee that would be payable for those days.
5.	Termination
(a)	The Consultant may terminate this Agreement and the services being provided by it hereunder by giving the Company at least three (3) months prior written notice (the “Consultant’s Termination Notice”), provided that the Company shall, subject to Section 5(h), have the right to give written notice to the Consultant that the Company is waiving the full notice period and is permitting this Agreement and the services of the Consultant to be terminated upon a date that is less than three months after the date of the Consultant’s Termination Notice as determined by the Company (the “Company’s Termination Notice”) and further provided that all fees payable to the Consultant hereunder and all other obligations of the Company to the Consultant hereunder shall cease upon the date specified in the Consultant’s Termination Notice or the Company’s Termination Notice, whichever is applicable, notwithstanding the provisions of Section 2 or any other Section hereof.

The Consultant shall be entitled to terminate this Agreement immediately upon serving written notice to the Company in the event that
(i)	a receiver or liquidator is appointed in respect of the Company; or

(ii)	the Company fails to pay any moneys payable hereunder within fourteen (14) calendar days of the due date and shall further fail to pay such moneys within fourteen (14) calendar days of receiving written notice of such failure from the Consultant.
(b)	This Agreement will terminate once the Board agrees that the Set Objectives have been achieved or upon expiry of the Term; whichever is the earlier. In the event of termination upon achievement of the Set Objectives prior to the expiry of the Term, the Consultant shall be entitled to all remuneration and options it would have received had this Agreement have remained in full force and effect for the Term.

(c)	The Company may at any time terminate this Agreement and the engagement of the Consultant without cause. In this event the Company shall be obligated to pay the Consultant the amounts set out below. Such payment shall be payable on the fifth calendar day following the date of the notice of termination (the “Company’s Notice of Termination”) and shall consist of the following:
(i)	the Consultant’s full fee through to the date of termination at the amount in effect at the time the Company’s Notice of Termination was given, the amount of any expenses reimbursable pursuant to Schedule “B”, plus an amount equal to the amount, if any, of any bonuses previously made to the Consultant which have not been paid;

(ii)	in lieu of further fees for periods subsequent to the date of the Company’s Notice of Termination, a payment:
(A)	equal to three (3) months of the Consultant’s then existing annual fees pursuant to Schedule “B” should termination occur within the first twelve (12) months from the date the consultant commenced providing services to the Company; or

(B)	equal to six (6) months of the Consultant’s then existing annual fees pursuant to Schedule “B” should termination occur after the first twelve (12) months from the date the consultant commenced providing services to the Company; and
(iii)	the Consultant’s options on shares of the Company shall remain in full force and effect for the earlier of the expiry date of such options or twelve (12) months following the Company’s Notice of Termination and the option agreements shall be deemed to have been amended, to the extent required, to the effect that any provision which would otherwise terminate such options as a result of the termination of the Consultant’s services shall be null and void.
Termination of the Agreement in accordance with this Section shall relieve the Company from any and all obligation, liability or claim by the Consultant, exclusive of monies owing to the Consultant up to the date of termination as set out in this section.
(d)	The Company may at any time terminate the services of the Consultant and this Agreement for any just cause that would in law permit the Company to, without notice, terminate the Consultant, in which event the Consultant shall not be entitled to the payment in sections 5(c)(ii) or (iii), but shall be entitled to receive the full amount of the Consultant’s fees due through to the date of the notice of termination as set out in section 5(c)(i).

(e)	This Agreement shall be deemed to have been terminated by the Company if: without the written agreement of the Consultant, the nature of the duties, requirements and arrangements of the Consultant are substantially changed from those set out in Schedule “A” such that the nature of the work that is required to be performed is not work which is consistent with the work ordinarily required to be performed for a position similar to that assumed by the Manager as set out in Schedule “A” for a publicly listed mining company, in which event the Company shall be obligated to provide the Consultant with a payment as described in Section 5.

(f)	Any termination by the Company pursuant to Section 5(c) or (d) shall be communicated by written Notice of Termination. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision of this Agreement relied upon and, in the case of a notice of termination for cause under Section 5(d), shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Consultant’s engagement. For purposes of this Agreement, no such purported termination shall be effective without such notice.

(g)	On the termination of this engagement for any reason, the Consultant agrees to deliver up to the Company all equipment, all documents, financial statements, records, plans, drawings, papers of every nature in any way relating to the affairs of the Company and its associated or affiliated companies which may be in its possession or under its control and, if applicable, the Manager’s resignation as a Director of the Company and any subsidiary of the Company, effective immediately.

(h)	Notwithstanding the provisions of Section 5(a) the parties acknowledge that, given the particular enterprise and business of the Company it is crucial and necessary that the Consultant maintain a close relationship with the Board based on mutual loyalty, respect and trust. Accordingly, the Company agrees that the Consultant shall have a special right to terminate its engagement with the Company pursuant to this Section for Good Cause (as defined in Section 2(h)) at any time within twelve (12) months of the Takeover of Control of the Company (as defined in Section 2(g)) by giving notice of its resignation in writing to the Board. The notice of resignation pursuant to this Section must be in writing, must cite this Section 5(h) and must contain at least one month’s notice and not more than two (2) months notice. The Consultant will not receive any payment unless a notice resignation is provided to the Company or a notice of termination is provided to Company. The Consultant must exercise this right within twelve (12) months of the Takeover of Control as referred to herein. The Company shall be obligated to provide the Consultant with a payment on the fifth calendar day following the earlier of the last calendar day specified in the notice of resignation or the notice of termination, as applicable, pursuant to this Section and the date the Consultant actually ceases to be employed by the Company (the “Date of Resignation”) which shall consist of the following:
(i)	the Consultant’s fees through to the Date of Resignation at the amount of the Consultant’s then existing annual fee pursuant to Schedule “B” at the time notice of termination or notice of resignation was given, the amount of any reimbursable expenses pursuant to Schedule “B”, plus an amount equal to the amount, if any, of any bonuses previously made to the Consultant which have not been paid, accrued vacation and any other amounts due upon termination or resignation;

(ii)	in lieu of further fees for periods subsequent to the Date of Resignation, a payment equal to the number of months set out in Schedule “B” at the rate of the Consultant’s then existing annual fee and incentive bonus pursuant to Schedule “B”; and

(iii)	subject to Section 5(h)(iv), in lieu of common shares of the Company issuable upon exercise of options, if any, previously granted to the Consultant under the Company’s incentive programs and remaining unexercised at 5:00 p.m. (Toronto time) on the fourth calendar day following the Date of Resignation, which options shall be cancelled upon the payment referred to herein, a cash amount equal to the aggregate difference between the exercise price of all options held by the Consultant, whether or not then fully exercisable, and the higher of (i) the average of the closing prices of the Company’s common shares as reported on the Toronto Stock Exchange (or such other stock exchange on which the Company’s shares may be listed) for thirty (30) calendar days preceding the Date of Resignation or (ii) the average price actually paid for the most highly priced one percent (1%) of the Company’s common shares, however and for whatever reason by any person who achieves control of the Company as such term is defined in Section 2(g); and

(iv)	notwithstanding Section 5(h)(iii), the Manager shall have the right, exercisable up to the fourth calendar day following the Date of Resignation, to elect to waive the application of Section 5(h)(iii) following the Date of Resignation. The Manager may exercise this election on or before 5:00 p.m. Toronto time on such fourth calendar day by delivering a notice in writing to the Company of such waiver whereupon:
(A)	in accordance with the Company’s stock option plan, the Consultant’s unvested options on shares of the Company shall immediately vest and the Consultant’s vested options on shares of the Company will expire within ninety (90) days of the Date of Resignation; and

(B)	the Company shall be relieved of any obligation in connection with termination of the Consultant’s engagement to make the payment in Section 5(h)(iii).
The Consultant agrees to accept such compensation in full satisfaction of any and all claims the Consultant has or may have against the Company and the Consultant agrees to execute and deliver a full and final release in writing of the Company with respect to the same upon payment of said sum, except monies owing by either party to the other up to the Date of Resignation.

(i)	The Consultant shall not be required to mitigate the amount of any payment provided for under any paragraph of this Section 5 by seeking other engagement or otherwise nor shall the amount of any payment provided for in this Section 5 be reduced by any other compensation earned by the Consultant as a result of engagement by another client after the date of termination or otherwise.

(j)	The Company shall have full rights to offset any money properly due by the Consultant or the Manager to the Company against any amounts payable by the Company to the Consultant hereunder.

(k)	The Manager will cease to be enrolled in any Company benefit plan after the last day of any notice period given.
6.	Successors, Binding Agreement

This Agreement shall enure to the benefit of and be binding upon and shall be enforceable by and against the Company’s successors and assigns. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all, or substantially all, of the business or assets of the Company, by agreement in form and substance satisfactory to the Consultant, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. As used in this Agreement, the “Company” shall be defined in the preamble to this Agreement and include any successor to its business or assets which executes and delivers the agreement provided for in this Section 6 or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law. This Agreement shall enure to the benefit of and be enforceable by the Consultant’s heirs, administrators, executors and successors to the extent permitted herein.

7.	Notices

For the purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given on the first following calendar day when delivered or faxed or on the fifth following calendar day when mailed in Canada by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:
(a)	If to the Consultant, at the address and fax number provided in Schedule “A”.

(b)	If to the Company:
Olympus Pacific Minerals Inc.
10 King Street East, Suite 500
Toronto, Ontario
M5C lC3 Canada
Fax: (416) 572-4202

or to such other address as any party may have furnished to the others in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

8.	Governing Law

The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the Province of Ontario and the laws of Canada.

9.	Miscellaneous

No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Consultant and the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

10.	Severability

The invalidity or unenforceability of any provisions of this Agreement shall not affect the validity or enforceability or any other provision of this Agreement, which shall remain in full force and effect.

11.	Counterparts and Facsimile

This Agreement may be executed in one or more counterparts and by facsimile transmission, each of which shall be deemed to be an original but all of which together will constitute one and the same Agreement.

12.	Assignability

Neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder, except as provided in Section 6. Without limiting the foregoing, the Consultant’s right to receive payments hereunder shall not be assignable or transferable, whether by pledge, creation of a security interest or otherwise, and in the event of any attempted assignment or transfer contrary to this paragraph the Company shall have no liability to pay any amount so attempted to be assigned or transferred. Notwithstanding the generality of the foregoing, the Consultant may assign its rights and obligations pursuant to this Agreement to a company or other entity wholly controlled by the Consultant which undertakes to the Company to make the Consultant’s services available to the Company on identical terms and conditions as this Agreement.

13.	Competitive Activity
(a)	Except to the extent provided in Schedule “A”, during the Term of this Agreement and for a period of one (1) year following the date of termination of this Agreement, neither the Consultant nor the Manager shall:
(i)	be directly or indirectly engaged in any company or firm which is a direct competitor to the Company in any province in Canada or any country where the Company is carrying on business;

(ii)	be employed by another company which may be formed as a direct competitor to the Company in Canada;

(iii)	intentionally act in any manner that is detrimental to the relations between the Company and its customers, employees or investors; and

(iv)	solicit any of the customers, employees and investors of the Company or be connected with any person, firm or corporation soliciting or servicing any other customers, employees or investors of the Company.
14.	Confidentiality

The Consultant shall not either during the Term of this Agreement or at any time thereafter divulge, publish or otherwise reveal either directly or indirectly or through any person, firm or corporation the private affairs or secrets of the Company, its subsidiaries or affiliates to any person or persons other than the Directors of the Company and shall not without the prior written consent of the Company either during the continuance of this Agreement or at any time thereafter use for its own purpose or any purpose other than those of the Company any information it may acquire in relation to the business and affairs of the Company. The Consultant agrees, during the Term of this Agreement and at all times thereafter to keep confidential all information and material provided to it by the Company, excepting only such information as is already known to the public, and including any such information and material relating to any customer, vendor or other party transacting business with the Company, and not to release, use or disclose the same except with the prior written permission of the Company. The within understanding shall survive the termination or cancellation of this Agreement, even if occasioned by the Company’s breach or wrongful termination. Each of the Consultant and the Company agree to keep the financial terms of this Agreement confidential, except to the extent as may be required for compliance with applicable regulatory and securities rules, regulations and laws.

15.	Time of the Essence

Time shall be of the essence of this Agreement.

16.	Entire Agreement

This Agreement represents the entire agreement between the Consultant and the Company concerning the subject matter hereof and supersedes any previous oral or written communications, representations, understandings or agreements with the Company or any of its officers or agents.

17.	Indemnity

To the full extent allowed by law, the Company shall indemnify and save the Consultant harmless:
(a)	from and against any and all claims of every nature and kind whatsoever which may be made against it by any person, firm, corporation, government, or by any governmental department, body, commission, board, bureau agency or instrumentality including the Crown in any of her capacities, arising out of or in any way connected with the management, operation, activities or existence of the Company;

(b)	from and against any and all liability, losses, damages, costs, charges, expenses, fines and penalties which the Consultant may sustain, incur or be liable for including, without limitation, any amount paid to defend or settle an action or satisfy a judgment, in consequence of the Manager acting as an officer and/or director of the Company whether sustained or incurred by reason of its negligence, default, breach of duty, breach of trust, failure to exercise due diligence or otherwise in relation to the Company; and

(c)	in particular, and without in any way limiting the generality of the foregoing, from and against all liabilities and penalties, at any time imposed upon the Consultant or any claims at any time made against the Consultant under or by virtue of any provision in any law or regulation which in any way involves the affairs or business of the Company.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered as of the day and year first above set forth.

OLYMPUS PACIFIC MINERALS INC.
By:
	Name:	David A. Seton
	Title:	Chairman and Chief Executive Officer

ACTION MANAGEMENT LTD.
By:
	Name:	Charles Alexander Fordyce Barclay
Title:

SCHEDULE “A”
RESPONSIBILITIES AND ENGAGEMENT OF THE CONSULTANT AND MANAGER
(a)	Name of Manager: Charles Alexander Fordyce Barclay

Address:

Fax Number:

(b)	Position: Chief Operating Officer of Olympus Pacific Minerals Inc., a publicly-listed company traded on the Toronto Stock Exchange.

(c)	Position Description: Plans, directs and controls activities of the mines to accomplish the respective project’s and site’s financial objectives. Directs such functions as planning, safety, production and revenue, engineering, research, quality control, maintenance and assets.

(d)	Schedules “A” and “B” Valid: 1 January 2008 to 31 December 2008 Schedules “A” and “B” Renewal: 1 January 2009 to 31 December 2009

(e)	Contract Term: 1 January 2008 to 31 December 2009

(f)	Location(s): Da Nang, Viet Nam or as agreed to in writing from time to time

(g)	Responsible to: Chief Executive Officer

(h)	Responsible for: Meeting mine and mine development performance criteria as detailed in the Company’s stated objectives, budgets, cash flow projections and policies in addition to those agreed to in writing from time to time with the person you, the Manager, are responsible to.

(i)	Duties and Authority: As set out in agreed upon Company objectives, budgets and policies.

(j)	Time Spent on the Company: Full Time

(k)	Extra activities agreed to: Not applicable

SCHEDULE “B”
FEE SCHEDULE AND CRITERIA FOR BONUS
(a)	Name of Manager: Charles Alexander Fordyce Barclay

(b)	Position: Chief Operating Officer

(c)	Year: 1 January 2008 to 31 December 2008

(d)	Note: Currency used is Canadian dollars

(e)	TOTAL Direct Compensation Target: made up from (f) Annual Base Salary, (g) STIP $ Target Bonus and (h) LTIP $ Target Opportunity = C$325,000

(f)	Annual Base Salary = C$175,000
Incentive Bonus
(g)	Annual Short Term Incentive Plan (“STIP”) target bonus to be added to Annual Base Salary by way of two payments, 40% of annual STIP performance based on June 30 data and the balance in January 2009:
(i)	STIP Target Bonus as % of Annual Base Salary (%): 40% or $70,000

(ii)	Threshold Bonus as a % of Annual Base Salary (%): 20% or $35,000

(iii)	Maximum Bonus as a % of Annual Base Salary (%): 60% or $105,000

(iv)	Qualitative and Quantitative Performance Targets as Agreed: in bold with ☑
STIP or the Short-Term Incentive Plan has been designed to drive behaviours of executives to meet corporate strategy such as one-year corporate financial, operational and personal targets of executives and include a mix of qualitative and quantitative objectives and performance targets that meet the following characteristics:
•	The STIP should be self funded i.e. savings should exceed costs;

•	The STIP should stay within ‘line of sight’ , i.e. within individual’s scope of influence;

•	The STIP should be simple to understand and implement; and

•	The STIP should still allow for board flexibility in decision making.

(1)	The Qualitative Short Term Performance Targets are personal objectives and include the executive’s normal role and performance expectations such as:
•	Leadership attributes

•	Dissemination of decision-making

•	Employee communication

•	Development of employee attributes

•	Additional learning and development

•	Safety support and training

•	Cross-functional development etc.
(2)	The Quantitative Short Term Performance Targets include not only corporate and operation driven performance measures such as revenue, earnings per share, but also ounces produced and/or sold, JORC resources, meters drilled, etc. Those selected from 1 January 2008 to 30 December 2008 YTD are listed below. Most officers have three of the eight bolded and ticked, except for safety for COO, and all have Qualitative.
1.	Qualitative 10% or $17,5000, max is 15% or $26,250 ☑

2.	Safety performance, target = 5%, $8,750 = average last 2 years, max is 7.5% ☑

3.	Raise capital, target = $50M available 20 May, Kicks in April, kicks out 30 June

4.	Ounces of Gold sold = 7.5% or $13,125 = budget 15,866 oz, max 11.25% for +10% ☑

5.	Gold Resources = Budgeted JORC, Better is +10%, Kicks in at 90%

6.	Reduction in Production Costs = 7.5% or $13,125 cash cost per ounce of $441,or 11.25% if $397 or less ☑

7.	Feasibility Studies = Dak Sa is 80%, BM scoping is 100%, PS + BM profit path is 120%

8.	Dak Sa progress as per FS project plan cost and % complete= 10%, like 1. above ☑
TOTAL TARGET STIP = 40% of Base Salary or $70,000, max is 60% of Base salary or $105,000
(h)	Annual Long Term Incentive Plan (“LTIP”) target bonus to be added to Annual Base Salary
(i)	$ Opportunity: C$80,000 worth of Olympus share options, from 1 January 2008, vesting in thirds on 1 January 2009, 2010 and 2011, respectively.

(ii)	Black Scholes Conversion Details: C$80,000 = 426,000 share options at 40 cents/share based on April 30, 2008 VWAP of 34 cents as reviewed by Compensation Committee.

(i)	Account Details for Payments to be made to:

(j)	Currency for Canadian Dollars to be converted into:

(k)	Name for LTIP Options:

(l)	Reimbursable Expenses and expatriate benefits: Travel, housing and field breaks as per agreed policies filed on the Company’s internal website from time to time. (“If it is not there, it does not exist.”)

(m)	Performance Criteria: Deliver a high performance team at all Olympus mining sites to:
1.	Develop operations capable of sustaining 700K ounces gold production by 2014

2.	Support exploration to achieve 7 M ounces of JORC resource by 2014

3.	Provide leadership to the team

4.	Manage the senior operating team

5.	Support the board objectives

6.	Facilitate solutions and problem solving actions

7.	Consult / advise board

8.	Assist the CEO with his objectives as required

9.	Assist colleagues where possible

(n)	Number of Months for Payment Pursuant to Takeover of Control: Eighteen (18)